Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eight Bridges Brewing, Inc.
332 Earhart Way
Livermore, CA 94551
www.eightbridgesbrewing.com

Up to $106,992.90 in Non-Voting Common Stock at $2.55
Minimum Target Amount: $9,998.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eight Bridges Brewing, Inc.
Address: 332 Earhart Way, Livermore, CA 94551
State of Incorporation: CA
Date Incorporated: February 06, 2013

Terms:

Equity

Offering Minimum: $9,998.55 | 3,921 shares of Non-Voting Common Stock
Offering Maximum: $106,992.90 | 41,958 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.55
Minimum Investment Amount (per investor): $298.35

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<u>Bonus shares</u>

First 48 hours - 15% Bonus shares

Next 4 days - 5% Bonus shares

<u>Perks</u>*

Minimum Tier - Free birthday beer at the taproom

$1,200 - 5% investor discount at the brewery

$3,600 - 10% investor discount at the brewery

$6,000 - 15% discount at brewery and invitation to an annual celebration

$8,400 - 15% discount at the brewery - Invitation to an annual celebration

$12,000 - 15% discount at the brewery, Tour and tasting for 10 at the brewery, Invitation to an annual celebration and one-year membership to can club

$24,000 - 15% discount at the brewery, Tour and tasting for 20 at the brewery, Invitation to an annual celebration, one-year membership to can club

$48,000 - 15% discount at the brewery, 4-hour private party including a tour for up to 40 people, Brewers Shirt with you name embroidered for the investor at this level, Invitation to the annual celebration, one-year membership to can club, Tacker sign, One-year membership to can club

*All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Eight Bridges Brewing, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.55 / share, you will receive 10 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Eight Bridges Brewing is a small batch production and packaging craft brewery that manufactures and packages craft beer, selling it to local craft beer drinkers through the Eight Bridges Brewing tap room and other licensed retail outlets such as restaurants, brewpubs, tap rooms and other beverage retailers. Our customers seek out a great craft beer experience through exceptionally designed, brewed and packaged beers that are memorable, multidimensional and focused on consistent quality, drinkability and freshness in all forms of packaging.

Competitors and Industry

The craft beer market is very competitive at every level, with little change expected any time soon. Most small breweries are experiencing flat growth and do not know what to do to achieve growth. Small breweries must be faster at constantly releasing new beer, avoid over producing beer, sustaining high quality packaged beer in flexible quantities, be skilled at branding and sales, and offer strong value to retailers while constantly reducing the time it takes for beer fans to obtain a brewery's beer.

Current Stage and Roadmap

Eight Bridges Brewing is an established competitor in the San Francisco Bay Area counties. We have credibility as a company that produces consistent high-quality beer that is delivered using a sales and delivery system that delivers value through service. Capital is required to add key team members, implement a new bay area sales channel that will address emerging competitive issues, and acquire the equipment needed to

meet the demand produced by the new sales channel.

The Team

Officers and Directors

Name: George Beardsley

George Beardsley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President CEO/President/Sales/Distribution
  Dates of Service: February 06, 2013 - Present
  Responsibilities: General management, selling and sales forecast, production planning, organizational development. George does not recieve monetray or stock compensation.

- **Position:** Board Director
  Dates of Service: August 03, 2013 - Present
  Responsibilities: Typical board of director roles including acting as board chairperson

Name: Deborah Beardsley

Deborah Beardsley's current primary role is with Pickpoint. Deborah Beardsley currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/Market Development and Event Management
  Dates of Service: February 06, 2013 - Present
  Responsibilities: Accounting, financial. Deborah does not receive any form of compensation from Eight Bridges Brewing.

Other business experience in the past three years:

- **Employer:** Pickpoint
  Title: Installation planning
  Dates of Service: May 01, 2006 - Present
  Responsibilities: Planning and control world wide system installations

Name: Jon Zimmerman

Jon Zimmerman's current primary role is with Cushman Wakefield. Jon Zimmerman currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 06, 2013 - Present
  Responsibilities: Typical board of director role including an emphasis on facility design and planning during the start up phase.

Other business experience in the past three years:

- **Employer:** Cushman Wakefield
  Title: Architect
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Industrial design, facility design and strategy, implementation of lean business concepts within the design of facilities

Name: Justin Beardsley

Justin Beardsley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 03, 2013 - Present
  Responsibilities: Typical board member responsibilities

- **Position:** Brewmaster/Brewery Operations Manager
  Dates of Service: August 06, 2013 - Present
  Responsibilities: Brewery operations, beer design, QA and QC. He receives $38,000 compensation per year and does not have additional equity compensation.

Name: Caitlyn Beardsley

Caitlyn Beardsley's current primary role is with Manager at a company in San Diego, ca - Healthare industry. Caitlyn Beardsley currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: February 06, 2013 - Present
  Responsibilities: Board secretary responsible for meeting organization, minutes, other legal documentation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company ("Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $106,999.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products and services are variants on one type of the products and service, providing a premium craft beer product and experience. Our revenues are therefore dependent upon the market for craft beer.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established breweries who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our beverages and related services obsolete or that the beverages and services developed by us will be preferred to any existing or newly developed beverages nd services. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other adult beverages. Our business growth depends on the market interest in the Company over other adult beverages.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a company that depends on the internet to effectively implement its business we may be vulnerable to hackers who may access company data. Any disruptions of services or cyber-attacks either on Eight Bridges Brewing, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Material shortages

At this time there are no know material availability risks for grain, hops, yeast, and water. It is possible that tariff disputs and labor issues can create shortages for inported grains and hops. We mitigate this risk by varying inventory on key imported grains and hops as we see issues emerge. Hops are generally in good supply however it is possible that planting practices by hop farmers could create a tight market for hops. We track the trends in hop availablity and enter longer term contracts for hops we expect to be in short supply in the future.

Water availability and quality

The water used by Eight Bridges is very consistent in quality and availability. Water quality and consistenancy are tracked with each batch. Small changes in water chemistry are made should variation beyond target measures occur. Should water quality begin to vary sufficient to change beer flavor and aroma, Eight Bridges Brewing would need to consider purchase and installation of a reverse osmossis water filtering system. Water shortage is not expected to be an issue.

Grain and hops availability

Although there are no known issues regarding the availability of most grains it is possible that on-going international trade issues could create shortages of imported grains used by Eight Bridges Brewing. Eight Bridges is working very closely with our suppliers and has already begun to maintain a deeper inventory while actively exploring substitute grains where ever possible. Hops supply is beginning to tighten as farmers adapt to the changing beer preference by consumers. Consumer want a constantly rotating beer offering and breweries have reacted by not contracting for hops in order to be able to offer a steadily changing offering of beers that use different hops. As farmers have experienced this change in demand by breweries, they have elected to reduce the amount grown of key hops. This factor may cause shortages and potentially a narrowing of the variety of hops available to breweries. The likely impact may be rising costs and the need to implement multiyear beer strategy in order to contract for hops.

One Service or Prodcut

All of our current products and services are variants on one type of the products and service, providing a premium craft beer product and experience. Our revenues are therefore dependent upon the market for craft beer. The crat beer market continues to grow however competition has been exploring other malted products not considered beer as they explore how to grow market share. It is unknown to what degree this exploration will impact consumer interest. At this time, it is not expected to be an issue. If it becomes an issue breweries will need to adapt the products they offer or loose share.

Labor cost and availability

Very low unemployment rates have limited the availability of candidates for entry level brewery jobs such as delivery driver, sales people, and cellaring helpers. Compensation rates are rising causing financial strain until ways to increase productivity can accommodate both labor cost growth and shortages.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
George Beardsley	418,260	Voting Common Stock	35.49
Deborah Beardsley	418,260	Voting Common Stock	35.49

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 41,958 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 9,910,000 with a total of 1,178,520 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 90,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company experienced strong growth to over $500,000 in sales by the end of 2016. It had opened two primary territories that were both showing strong growth. Late in 2016 our top salesperson and candidate to lead the emerging sales team made a career decision to leave the craft beer industry. Efforts to fill the vacated position and add additional salespeople became a significant challenge. The rapid growth of competitors in the San Francisco Bay Area market made it very difficult to find and fund the sales team that could compete in our two primary territories. By mid-2018 it became clear that budgeted compensation packages for the position were not competitive and that to achieve planned growth more capital would be needed to attract needed talent. The Company made a decision to refocus the sales effort to match sales team capacity in order to provide founder time to update the business plan and prepare for a capital raise. During the year from mid-2018 thru 3rd quarter 2019, we did fund the business plan update, development of a unique new brand for a new segment of the craft beer market, and initiate a strategic relationship with a new distribution concept critical to our business strategy.

Revenue:

Revenue from the brewery tap room and from wholesale customers such as restaurants, bars and taprooms are the 2 sources of income. Taproom revenue includes beer sales and non-beer sales such as t-shirts, growlers, and other swag. Sales from wholesale customers include only kegged beer sold to restaurants, taprooms, and bars who sell it to individual beer drinkers as glasses of beer. Wholesale customers are largely within a 40-mile radius of the brewery.

Cost of goods sold:

Cost of goods sold includes direct labor, direct material, and other overhead related costs such as small tools and other manufacturing supplies.

Marketing Costs:

Includes marketing costs associated primarily with the taproom including:

1. WiFi marketing

2. Taphandle costs

3. Music

Selling Expense:

Sales rep and delivery drive compensation, mileage costs and other related selling expenses

General and Administrative Costs:

Includes

1. professional fees,

2. telephone,

3. dues/subscriptions,

4. travel,

5. office supplies,

6. general liability and workers comp insurance,

7. truck expenses that includes gas, repairs, parking, tolls

8. repairs and maintenance relating to office, website, and equipment actions

9. license and fees that include water permits and business license fees and brewery license renewal.

10. bank service charges that include interest on bank loans and service fees

Payroll:

 Payroll related costs such as Social Security/Medicare, SUTA,FUT

Utilities:

Electricity, water, and garbage

Rent:

Monthly rent and maintenance fee. Rent includes cost of water. Rent increases once a year in August.

Other Expenses:

1. Depreciation

2. California income tax

3. State and federal beer tax

Historical results and cash flows:

The Company expects to return to positive operating cash flow by the end of March 2020. This goal will be accomplished through the addition of canning equipment and a

sales representative for the Alameda and Contra Costa sales territory. This a represent both a new source of sales revenue for both the taproom and to wholesale customers and is a core factor in growing keg sales to wholesale customers by the new sales representative.

Current cash flow is negatively driven primarily by sales levels that are not yet at a level that absorbs all labor and cost of facility. In addition, the cycle time between the purchase of grain hops, and yeast represents over 45 days due to fermentation time of two weeks average and receivables collection average time that approaches 30 days.

Negative cash flow has been funded when needed through loans by the founders.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has access to a founder loan that has been used to provide working capital as it has been needed in the past. The total available amount is $100,000. The outstanding balance is $76,079.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds being raised by this campaign are critical to the onging operations of the Company. They will provide bidge funding of working capital needed for operations and launching of the next $900,000 campaign as well as the purchase of canning equipment and the related canning start up costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the long term viability of the company as it is currently envisioned. The sales growth resulting from the application of this campaign's funds is expected to provide day-to-day working capital beginning no later than the end of March 2020. It is expected that funds raised by the next $900,000 campaign are planned to provide for the hiring of additional sales representatives while funding the addition of a second tap room in the San Francisco Bay Area, driving sales to a level that can support self-funded operating line of credit.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will continue to operate using founder debt capital.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funds goal has been planned to provide the working capital needed to get to sustained positive operating cashflow.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once the company reaches sustained positive operating cash flow we have access to a $100,000 working capital loan from local banks. The current plan is to immediately open a second crowdfunding project once this current project closes. The second project will focus on raising an additional $900,000 that will fund the addition of key team members, the implementation of a second taproom and build out to brewery max capacity. A third project planned for 2021 or 2022 will focus on raising an additional $1,000,000 to implement an additional 3 tap rooms that will allow the brewery to run at full capacity to feed the 5 tap rooms and key strategic partnering customers.

Indebtedness

- **Creditor:** Bank of Fremont
  Amount Owed: $4,912.81
  Interest Rate: 6.75%
  Maturity Date: August 15, 2020

- **Creditor:** Bank of Fremont
  Amount Owed: $8,729.22
  Interest Rate: 6.25%
  Maturity Date: March 03, 2021

- **Creditor:** George and Deborah Beardsley
  Amount Owed: $163,088.43
  Interest Rate: 0.0%
  Maturity Date: June 01, 2023
  Each note has an initial term of 2 years. If not paid within theat term then they become due and payable upon demand

- **Creditor:** George and Deborah Beardsley
  Amount Owed: $71,079.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2023

Each note has an initial term of 2 years. If not paid within theat term then they become due and payable upon demand

- **Creditor:** Chase Bank
  Amount Owed: $77,950.45
  Interest Rate: 18.24%
  Maturity Date: October 20, 2019
  Credit card - paying interest plus minimum

- **Creditor:** George and Deborah Beardsley
  Amount Owed: $5,639.39
  Interest Rate: 0.0%
  Maturity Date: October 31, 2019

Related Party Transactions

- **Name of Entity:** George Beardsley and Deborah Beardsley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founders Loans - 12 individual loans, 1 of which has been paid. Outstanding balance is $163,088
  Material Terms: Non-interest bearing notes that have two year terms. If notes are not paid back by the end of each term, they become due on demand.

- **Name of Entity:** George Beardsley and Deborah Beardsley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Securing Eight Bridges Brewing Chase Card. Current balance is $61,195.68
  Material Terms: The Compnay is responsible for the balance shown in the credit card. George and Deborah Beardsley secure the card

- **Name of Entity:** George Beardsley and Deborah Beardsley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Workin capital provided via personal credit card. Current balance is $3,718.99
  Material Terms: Accounts payable to company. Paid monthly.

- **Name of Entity:** George and Deborah Beardsley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Non-interest bearing notes that have two year terms. If notes are not paid back by the end of each term, they become due on demand.
  Material Terms: Other Long Term Loans - 13 individual loans. Outstanding balance is $71,079

Valuation

Pre-Money Valuation: $3,005,226.00

Valuation Details:

The Seraf Method allows the valuation of an early-stage company to be defined in relationship to normalized valuation curves adjusted for three factors: Exit realities, Financing requirements, and current deal environment. The evaluation process is accomplished through three ranking spreadsheets (1 for each of the 3 factors). The information from the spreadsheets is used to develop a pre-money valuation that is influenced by the size of the capital raise and estimates of likely ownership percentages desired by the investor. It is meant to be a substitute for pre-positive cash flow companies or those that are early positive cashflow companies and is a method that takes into account future strategic value that should be reflected in current value.

The Saraf method was developed by Seraf. Seraf offers a web-based portfolio management tool for investors in early-stage companies. Part of these tools includes the Seraf Valuation Method. The system was developed by Hambleton Lord and Christopher Mirabile, Co-Founder of Seraf.

The cost of starting up a brewery equivalent to Eight Bridges Brewing in today's environment would likely exceed $2.0 million. The difference between the start-up value and the $3 million pre-money value represents value associated with the time it would take a new brewery to achieve the market position and reputation that Eight Bridges has earned in its first 5 plus years of existence. Our brewmaster has demonstrated capabilities both in beer design and brewing that some breweries will take twice the time to develop, if ever. Brewery design and business strategy reflect a very detailed design concept that is expected to allow the brewery to reach planned performance and compete more effectively in the emerging craft beer market.

The basis for the valuation was determined by the issuer.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  90.0%
  Purchase and installation of canning system and packaged oxygen test equipment. Purchase initial inventory of cans and labels.

- *Working capital*

6.5%

Prepare for next $1.0 million round needed to add 2 tap rooms, key leadership for sales team and taproom, add healthcare benefits, and complete build-out of capacity

If we raise the over allotment amount of $106,992.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  68.0%
  Purchase and installation of canning system and packaged oxygen test equipment. Purchase initial inventory of cans and labels.

- *Inventory*
  20.0%
  Purchase grain, yeast, and hops for initial growth planned for the test of new distribution system.

- *Working Capital*
  8.5%
  Prepare for next $1.0 million round needed to add 2 tap rooms, key leadership for sales team and taproom, add healthcare benefits, and complete build-out of capacity

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eightbridgesbrewing.com (On demand).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eight-bridges-brewing-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eight Bridges Brewing, Inc.

[See attached]

I, George Beardsley, the President of Eight Bridges Brewing, Inc, hereby certify that the financial statements of Eight Bridges Brewing, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Eight Bridges Brewing, Inc has not yet filed its federal tax return for 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10/30/19.



George Beardsley
______________________ (Signature)

President (Title)

10/30/19 (Date)

Eight Bridges Brewing™, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018

Eight Bridges Brewing, Inc
Index to Financial Statements
(unaudited)

EIGHT BRIDGES BREWING, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2018
(unaudited)

	Dec 31, 17	Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings	$ 7,387	$ 27,142
Accounts Receivable	14,281	12,114
Inventory - Brewery	11,070	11,962
Inventory - Tasting Room	688	1,030
Undeposited Funds	403	4
Total Current Assets	$ 33,830	$ 52,251
Total Fixed Assets	75,794	61,577
Keg Deposit	10,009	8,929
TOTAL ASSETS	$ 119,633	$ 122,757
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	$ 33,083	$ 40,952
Working capital line of credit	10,937	39,343
Other Current Liabilities	9,639	8,746
Commercial Loans		
Fremont Bank Loan	$ 14,428	$ 8,953
Loan Fremont Bank March 2016	17,068	12,602
Total Commercial Loans	$ 31,496	$ 21,555
Total Current Liabilities	$ 85,155	$ 110,596
Long Term Loans		
Founders Loan	$ 163,088	$ 163,088
Other Long Term Loans	16,279	71,079
Total Long Term Loans	$ 179,367	$ 234,167
Total Liabilities	$ 264,523	$ 344,764
Equity		
Additional Paid in Capital	$ 7,000	$ 7,000
Common Stock	212,518	212,518
Total Paid In Capital	$ 219,518	$ 219,518
Retained Earnings	(278,828)	(364,407)
Net Income	(85,579)	(77,117)
Total Equity	$ (144,889)	$ (222,006)
TOTAL LIABILITIES & EQUITY	$ 119,633	$ 122,757

EIGHT BRIDGES BREWING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, DECEMBER 31, 2017 AND 2018

(unaudited)

	Jan - Dec 17	Jan - Dec 18
Ordinary Income/Expense		
Total Income	$ 389,386	$ 369,422
Total COGS	222,682	227,276
Gross Profit	$ 166,704	$ 142,146
Expense		
Marketing	$ 6,929	$ 15,002
Selling Expense	77,408	41,040
General and Administrative	28,858	43,640
Offsite Meetings	311	16
Bank Service Charges	247	72
Payroll	19,131	15,811
Utilities	19,321	17,698
Rent	65,625	69,127
Office Equipment	822	156
Total Expense	$ 218,652	$ 202,562
Net Ordinary Income	$ (51,948)	$ (60,417)
Total Other Income	$ -	$ 8,424
Total Other Expense	33,631	25,125
Net Other Income	$ (33,631)	$ (16,701)
Net Income	$ (85,579)	$ (77,117)

EIGHT BRIDGES BREWING, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, DECEMBER 31, 2017 AND 2018
(unaudited)

	Common stock		Aditional	Accumulated	Total Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
December 31, 2017	1,178,518	212,518	7,000	(278,828)	(59,310)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(85,579)	(85,579)
Balance at December 31, 2018	1,178,518	212,518	7,000	(364,407)	(144,889)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(77,117)	(77,117)
Balance at December 31, 2018	**1,178,518**	**$ 212,518**	**$ 7,000**	**$ (441,524)**	**$ (222,006)**

EIGHT BRIDGES BREWING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, DECEMBER 31, 2018 AND 2017

(unaudited)

	Jan - Dec 17	Jan - Dec 18
OPERATING ACTIVITIES		
Net Income	$ (85,579)	$ (77,117)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	$ 5,888	$ 2,167
nventory - Brewery:Finished goods	1,468	(1,797)
Inventory - Brewery:Raw stock	2,119	906
Inventory - Tasting Room	37	(342)
Accounts Payable	3,637	7,869
Chase Visa	8,726	28,406
Customer Deposits/Undeposited funds/Other	(345)	600
Sales Tax Payables	(871)	111
CRV	(61)	194
State Beer Tax Payable	(5,683)	(116)
Federal Beer Tax Payable	(706)	(495)
Gift Certificate Liability	190	752
Payroll Liability	839	(1,939)
Commercial Loans:3201 · Fremont Bank Loan	(4,342)	(5,475)
Commercial Loans:3202 · Loan Fremont Bank March 2016	(4,634)	(4,466)
Net cash provided by Operating Activities	$ (79,317)	$ (50,742)
INVESTING ACTIVITIES		
Accumulated Depreciation	$ 17,199	$ 13,983
Accumulated Amortization	234	234
Keg Deposit	342	1,080
Net cash provided by Investing Activities	$ 17,775	$ 15,297
FINANCING ACTIVITIES		
Founders Loan	$ 33,700	
Long Term Loans	16,279	54,800
Retained Earnings	(39)	0
Net cash provided by Financing Activities	$ 49,940	$ 54,800
Net cash increase for period	$ (11,602)	$ 19,355
Cash at beginning of period	18,989	7,787
Cash at end of period	$ 7,387	$ 27,142

NOTE 1 – NATURE OF OPERATIONS

Eight Bridges Brewing™, Inc. was formed on February 6, 2013 ("Inception") in the State of CA. The financial statements of Eight Bridges Brewing™, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Livermore, CA.

Eight Bridges Brewing™, Inc is a small batch production and packaging craft brewery that manufactures and packages craft beer, selling it to local craft beer drinkers through the Eight Bridges Brewing tap room and other licensed retail outlets such as restaurants, brewpubs, tap rooms and other beverage retailers. Our customers seek out a great craft beer experience through exceptionally designed, brewed and packaged beers that are memorable, multidimensional and focused on consistent quality, drinkability and freshness in all forms of packaging.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivables are reported net of allowances for expected losses. It represents the amount management expects to collect from outstanding balance. The differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017, and 2018, no allowance was recorded as all receivables are expected to be collected.

Inventory

Inventories consist primarily of raw stock and finished good. Raw material is purchased for each batch and within days is converted to a liquid called wert. Wert remains work-in-progress through fermentation and lagering at which time it is transferred to kegs of beer and stored as finished goods until it is sold to the tap room or outside customers. The raw material for each batch remains as raw stock until packaging in kegs occurs. At that time raw stock is relieved. Inventories are recorded at the lower of cost or market, using the first-in, first-out methods (FIFO).

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the MACRS (Modified Accelerated Cost Recover System). Under the MACRS system, the life for most equipment is 7 years and tenant improvements is 15 years.

Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred

As of December 31, 2018, and 2017, property and equipment consisted of the following:

	2017	2018
Information systems	$ 885	$ 885
Brewhouse	112,874	112,874
Bright tanks	21,095	21,095
Fermenters	67,593	67,593
Handling equipment	4,632	4,632
Plant and equipment - Other	27,490	27,490
Total	$ 236,587	$ 236,588

Revenue Recognition

The Company will recognize revenues from the sale of the craft beer to wholesale customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for Calendar years 2016, 2017, 2018. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Commercial Loans

In August of 2015, the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.75%. As of December 31, 2017, and 2018, the outstanding balance were $17,067.82 and $12,601.98 respectively.

In March of 2016 the Company purchased cellaring tanks for a total value of $25,000 of which the total amount was financed over 5 years at an interest rate of 6.25%. As of December 31, 2017, and 2018, the outstanding balance were $14,427.88 and $8,953.27 respectively.

Long-term Loans

During the period from original incorporation in 2013 through Dec 31, 2017 two of the founders, George and Deborah Beardsley provided capital in the form of debt in the amount of $163,088.43 to fund startup costs and early operational expenses. There are 12 individual loans that were made during the period ranging in value from $2,388.43 to $50,000. Each loan has a term of 2 years at an interest rate of 0%. One loan in the amount of $5,000 was repaid in December 2016. The remaining 11 notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. As of December 31, 2017, and 2018, the outstanding balance of principle and interest were $163,088.43 and $163,088.43 respectively. The notes are to be paid off from operating earnings as funds for that purpose are made available.

Beginning in August of 2017, the company elected to fund additional working capital through loans from George Beardsley and Deborah Beardsley. There are currently 13 individual loans for a total amount of $76,079.00. Each note has a term of 2 years at an interest rate of 0%. As of the end of calendar 2018, none of these notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. The note is to be paid off from operating earnings as funds for that purpose are made available. The outstanding balance on the notes as of December 31, 2017 and 2018 were $16,497.55 and $74,303.05 respectively.

NOTE 4–COMMITMENT AND CONTINGENCIES

Hops contract commitments

The company has multi-year contracts for hops. There are currently 2 contracts that have less than $3,000 remaining obligation. Liability for unused hops is largely mitigated by the availability of a spot market for hops where brewery's regularly sell hop inventory typically at or above market pricing.

Building Lease agreement

The company leases a 5,000Sqft building that houses the brewery and a tap room. It was renewed in August of 2019 for a second five-year period. The lease monthly payment is in the amount of $6,214.33.

Door2Pour agreement

Eight Bridges Brewing™, Inc. has entered into an agreement with Door2Pour Corporation to distribute beer in Santa Clara County. The agreement can be cancelled at any time for any reason by either party through August 2020. There are no obligations for fees of any kind other than payment for beer sold to Door2Pour, to be paid within 30 days.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – STOCKHOLDERS' EQUITY

Voting Common Stock

We have authorized the issuance of 9,910,000 shares of our common stock at $0.0001 stated par value. As of December 31, 2017, and 2018, the company has issued 1,178,518 shares.

Non-Voting Common Stock

We have authorized the issuance of 90,000 shares of our common stock at $0.0001 stated par value. As of December 31, 2017, and 2018, the company has issued 0 shares.

NOTE 8 – RELATED PARTY TRANSACTIONS

Founders George and Deborah Beardsley have loaned money to the corporation via a convertible debt security. They also provide a delivery van used by the company and are paid the standard deductible rate per mile.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31 2018 through October 21, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Eight Bridges Brewing, Inc.

No Compromise – Just Really Good Beer



⊘ Website   ⦿ Livermore, CA   FOOD & BEVERAGE

Eight Bridges Brewing is a family-owned, self-distributing production brewery and tasting room focused on delivering a great craft beer experience. Our beers cover all styles from hoppy ales to malty lagers and are designed to offer great flavor to traditional beer drinkers as well as the emerging market for healthier beer, with no distinguishable differences in flavor and other attributes of really good beer of the same style.

$0.00 raised ⓘ

0	92
Investors	Days Left

$2.55	$3.01M
Price per Share	Valuation

Equity	$298.35
Offering Type	Min. Investment

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- The craft beer market is maturing quickly offering a greater growth opportunity to competitors who have shown they know how to constantly innovate.

- The ability to adapt strategy instead of continuing to do the same thing everyone is doing offers an opportunity for competitors to carve out sustained market share growth.

- Craft beer remains a growing market that includes new segments of craft beer drinkers interested in a great craft beer experience

OUR STORY

A family-run brewery dedicated to being local and offering a great craft beer experience

Our family built the Brewery and Tasting Room to be a comfortable place where you can enjoy a glass of beer while talking or playing games with family and friends. With our team of innovators, we are also always working to improve our process and bring fresh, full-flavored beers to craft beer aficionados. Ultimately, we aim to provide reliable, flavorful craft beer and be an integral part of our community through efforts such as supporting local businesses and hosting fundraisers for local charities.



THE PROBLEM

The craft beer market is highly competitive and overly saturated

The competition among craft breweries at every level is intense. Most small breweries are stagnant and don't know what changes will bring about growth. In order to survive, they must quickly and constantly release new beer, avoid

overproduction, sustain high quality packaged beer, maintain strong branding and sales, and offer high value to retailers while constantly reducing the time it takes for beer drinkers to obtain a brewery's beer. It's a tall order.


REBEL IPA
BLUE MOON
MAGIC HAT
Modelo
GUINNESS

THE SOLUTION

Using additional taprooms in a booming SF beer market to effectively project our brand

In order to survive, craft breweries must quickly and constantly release new beer, avoid overproduction, sustain high quality packaged beer, maintain strong branding and sales, and offer high value to retailers while constantly reducing the time it takes for beer drinkers to obtain a brewery's beer. It's a tall order.

With our extensive knowledge of beer design and brewing, we are able to release a steady stream of beers for existing and emerging new segments of the craft beer market. Our lean business concepts and partnerships will allow us to finish implementing a flexible new sales channel system capable of driving strong loyalty to our brand through a high level of service to retail accounts and substantially reduced time for fans to find and obtain our beer.

The emerging market segment demanding healthier alternatives without compromising flavor and aroma is likely to be a significant growth opportunity. We've developed and tested single IPA's and pale ales that are as flavorful and aromatic as typical IPA's but with 4 or fewer carbs per glass, have less impact on insulin levels, and are gluten-reduced.

We plan to add at least 5 new taprooms throughout the bay area imbedded in local markets of craft beer enthusiasts in a way that drives our fans to local retail establishments.






We plan to add **at least 5 new taprooms throughout the bay area** imbedded in local markets of craft beer enthusiasts in a way that drives our fans to local retail establishments.

The craft beer market favors innovation, consistency, quality, and speed

- According to data from the Craft Brewers' Association, craft beer **sales grew 7% last year** while production grew at a rate of 4%
- By year-end, 2018, there were 7,346 breweries in the United States, having

grown from 3,814 as of year-end 2014 - over 25% average growth per year
- The total output of beer has grown steadily from 22.1 million in 2014 to 25.9 million barrels by year-end 2018



There are unique opportunities for those breweries seeking to constantly **innovate and differentiate**. Our dedication to creating full flavors across a range of traditional and healthy beer options while developing new methods and strategies to increase speed and efficiency in bringing our product to customers through sales channel partners, puts us in a position to take advantage of all the market offers.

OUR TRACTION

Our milestones showcase a history of innovation and a dedication to flavor

Since we scribbled some notes on paper in 2012, we have come a long way:
- Opened our **5,000sqft brewery and taproom** ahead of schedule and under budget
- In our first 5 years our innovative team produced over **80 different beers** encompassing more than **30 different styles**
- Developed our own carbonating system that **reduces the time and labor** necessary to ensure consistent beer quality
- Designed and built a system to **accurately keg beer carbonated with nitrogen**
- Quickly innovated to create **healthier beers** for completely new, emerging markets (lower carbs, less impact on insulin levels, reduced gluten)

Our 5,000 sq ft taproom is already a hit



With our the local *Brew Dog* celebrities



But we might still need another lesson for Kurt on how to *tap* the keg...

 

Eight Bridges Brewing, Inc. plans to leverage our ability to **design, brew, and purvey craft beer for local craft beer drinkers.** The focus will be on a fast pace of new beer introductions while making it continually easier to find and obtain our beer brands by customers who want to travel less and less to obtain their

favorite beer.

WHAT WE DO

We make really good fresh craft beer and a great experience- no compromises!!!!

At Eight Bridges Brewing, we manufacture and package consistent, multidimensional fresh craft beer. We sell to local craft beer drinkers through the Eight Bridges Brewing taproom and licensed retail outlets such as restaurants, brewpubs, taprooms, and other beverage retailers. Our team brings a level of expertise to all aspects of running a craft brewery that ensures we are innovating for the latest in flavor development and bringing our beers to customers in the quickest, most efficient methods possible.

Just a few of our **unique local favorites** in the list of over 80 different beers including brown ales, red ales, Belgian styles, sours and **46 IPA's:**


EIGHT BRIDGES

Brewno Marzen

Our Festbier, this amber lager is malty with a touch of hops



Barrel Aged Russian Imperial Stout

Vanilla aromas, semi-sweet chocolate flavor and a warming 11% ABV.


EIGHT BRIDGES

Golden Nektar

Crystal clear, crisp German pilsner

THE BUSINESS MODEL

Get faster, be closer to our fans, and drive

sales channel partner success to produce growth

By carefully adding taprooms, building and nurturing strong partnerships with newly emerging sales channel partners and retailers committed to a strong craft beer experience , we ensure craft beer enthusiasts are gaining access to our full lineup of products as soon as they are available. This strategy means our beer is always fresh by the time it reaches a customer's lips. Our team's commitment to flavor and it's background in the sciences of beer design and brewing technology and engineering means we are constantly improving our competitiveness while providing the ability to rapidly address emerging segments of new beer consumers. Dedication to our retail partnerships and innovation has built us a reputation flavor, freshness and consistency that keeps craft beer enthusiasts coming back for more.




HOW WE ARE DIFFERENT

Driving innovation while maintaining a focus on being a great craft beer company

We work to develop strong partnerships with our retailers by:

- Requiring no minimum order quantities
- Using software to help rapid keg recovery so we avoid cluttering retail customer precious space
- Managing retailers' inventory of our beer to ensure they do not run out of beer or carry too much inventory
- Offer beer training to our retail customers so that their servers deliver a better craft beer experience

No compromise - anywhere, any time

- Everything we package is done best practice

- We focus on improved profitability without compromising process and materials

Focus on running a great business without loosing the creative focus that is craft beer





EIGHT BRIDGES
Brewing, Inc
Great place to grab a pint. Both Justin and George are amazing human beings.
Jezebel D
Coolest place ever to have a brewski. Great beer, staff and cool dog Gunner 😎
Cudda C.
If you want a good beer and good company don't miss Eight Bridges!
Lawrence B.





Through all of our progress, we are most proud of the impact we have had on our community



Food is a basic human right
ALAMEDA COUNTY COMMUNITY FOOD BANK
Until everyone's fed
Alameda County Community Food Bank
gratefully acknowledges
Eight Bridges Brewing Inc.
for your powerful partnership in ending hunger in our community
FEEDING AMERICA
#ThankYou

THE VISION

Rapid growth to maximum sales in the SF

Bay area while preparing for growth beyond

Eight Bridges Brewing plans to accomplish this objective by adding as much as **5 new taprooms in** the Bay Area that provide the ability to project our brands into defined geographies of strong craft beer drinkers through a sales channel that minimizes the time it takes to find and obtain the desired beer in the least amount of time for both our retail partners and beer fans. This same model will be used to achieve a steady sales growth beyond 2025 by adding brewery/taproom systems to adjacent geographies, allowing each new brewery/taproom system to offer even more variety by cross-marketing their respective beers each of the other systems.



Eight Bridges intends to accomplish this in three steps using crowdfunding to raise needed capital. **Step 1** includes raising approximately $100,000 to fund our ability to add the capacity to package our beer in cans while funding the preparation for **Step 2**. This first step will allow the brewery to reach positive cash flow while contributing to the attraction of key new team members.

- **Step 2** will focus on adding up to 2 additional taprooms and implementing the ability to project brand into well-defined pockets of craft beer
- **Step 3** will focus on adding up to 2 additional taprooms with the intent of reaching peak brewery capacity while documenting the process in order to apply it to the implementation of additional brewery/taproom systems in adjacent geographies in order to drive balanced growth beyond 2025





OUR TEAM

A multi-disciplinary team dedicated to achieving the innovation needed to thrive in the future craft beer industry

The team at Eight Bridges Brewing is made up of people with strong expertise in their respective fields. Our brewer has a background in engineering and biology/chemistry, and others on the team have years of experience in consulting business development, and social media. While everyone at Eight Bridges brings a unique background to the company, the entire team is dedicated to innovating in the craft beer industry and bringing reliable, flavorful products to fellow enthusiasts.


BEER HERE

WHY INVEST

It is an exciting time to be involved in the next phase of the craft beer industry.

next phase of the craft beer industry.

We need you to help fund step1 which is the cornerstone for our growth over the next 5 years and beyond. Adding the capacity to produce high quality cans will drive incremental revenue at the taproom and at key wholesale customers needed to reach positive cash flow and fund branding related graphics capability. It will set the stage for attracting top sales reps and tap room managers core to step 2. We are looking for craft beer enthusiasts that want to get involved and be our ambassadors.





Opened our doors

Rapid ramp to $500,000 in sales by end of 2016

5th consecutive yearly release of our six-month barrel aged Russian Imperial Stout at our fifth year anniversary celebration

Introduce cans to our customers"Anticipated"

Initial can release using our dedicated short-run can line. Planned for 2020 anniversaryparty.

Open a second taproom (Anticipated)

Grand opening of second taproom

February 2014   **2016**   **February 2019**   **February 2020**   **December 2020**

July 2015   **May 2017**   **Fall 2019**   **September 2020**






Received first place and best of event for our O'Beardsley's Stout at the 2015 Amador County Fair

Received Peoples Choice award at the Knights of Columbus 7th Annual Ribs, Chili, Cars, Brews and Blues

Launch on StartEngine

Complete the testing of a new channel distribution system (Anticipated)

Cloud based distribution system being evaluated as an element of our future sales channel solution.

In the Press

diablo MAGAZINE   The Mercury News   The Mercury News   The Independent   Patch

SHOW MORE

Meet Our Team







George Beardsley

CEO/President/Director/Sales/Distribution

George has more than 30 years business experience in business start-up, turn-around and growth management environments. His experience with home brewing has

Deborah Beardsley

CFO/Market Development and Event Management

Deborah has over 20 years of business experience in a variety of roles. She is responsible for the design and implementation of the market development

Justin Beardsley

Brewmaster/Brewery Operations, Director

Justin has more than 12 years' experience designing and brewing award winning beer using an all grain three-vessel brewing system that he designed and built. His

established a strong knowledge of beer design, manufacturing, and process control. The last 20 years has been spent helping small business owners and their teams grow their businesses. He has broad operational experience in industries ranging from heavy and light manufacturing, retail, consumer, and service. He has been an operational manager in all key business functions and has extensive current experience in the development and implementation of game changing business strategies and the use of Lean concepts to build and sustain highly profitable small business teams. He has had profit and lost responsibilities in small businesses in C-level positions and has strong financial planning, management and control skills, market development, sales management, and project planning/management experience critical to the entrepreneurial start-up environment. He has a BS in Mechanical Engineering and a Masters in Business Administration.

strategy that will include an integration of events, social media, and public relations. She brings a breadth of entrepreneurial experience that includes 10 years of Bookkeeping and Financial planning experience, 6 years of Travel Planning in both Domestic and International markets, 6 years planning all aspects of Corporate Trade Shows and Events plus Domestic and International logistics. She has developed and maintains a blog site, www.europeantravelista.com, focusing on European Travel. The site has been active since January 2011 and, in that time, has had over 11,000 monthly visitors, 1,867 twitter followers and in August 2012 was invited to be part of a study trip with Historic Highlights of Germany. She has a BS in Business Administration with a financial planning emphasis and an AA in travel marketing. She is a serial entrepreneur. Her main job is Installation planning at Pickpoint but she works with Eight Bridges 20 hours a week.

education includes the biochemistry and physiology involved in the cooking, fermentation, and post-fermentation processes of beer production. His education includes experience with lab process control and lab skills, including exposure to six-sigma methods. His beer recipe design skills, 5+ years of beer production experience, and his education has resulted in a proven ability to delivery consistent batch-to-batch quality and innovation expected by the craft drinker today and in the future as changing tastes demand innovation. His experience with the application of technology to achieve automation and accurate tracking of production processes enables the ability to operationally manage the brewery, brewery production planning, and inventory management processes critical to consistently deliver fresh beer. Over the recent 3 years he has designed 3 award winning beers and has demonstrated an ability to design and brew a broad range of beer styles from light colored pilsners to very dark and "big" Russian Imperial Stouts. After studying Mechanical Engineering for 3 years at California Polytechnic, he transferred to a pre-med focus and completed a degree in Zoology. The Zoology degree provides the knowledge of biochemistry involved in brewing beer including the knowledge of the roll of yeast in beer making and how to innovate using temperature and process to achieve more extensive yeast contribution to the uniqueness of beer.





Caitlyn Beardsley
Corporate Secretary
Caitlyn has spent the last 3 years working in the Starbucks retail system, beginning at the entry-level and rising to shift manager. During that time her work ethic, commitment to customer service and ability to learn quickly enabled the quick rise through the Starbucks system. She has been trained by one of the top customer service organizations to lead teams that consistently achieve business goals while creating a fun

Jon Zimmerman
Director
I started my career working at Rockwell International, Defense Electronics in Anaheim, CA. I worked there for 13 years in the Facilities Group as an Architect mostly working on manufacturing, laboratory and process areas. The last three years at Rockwell I was selected by the Corporate VP of Operations to solve manufacturing issues throughout the US which were preventing the successful completion of programs. While at

work environment and delivering consistently high levels of customer service that are the hallmark of Starbuck's customer retention reputation. During this time she developed staffing and shift planning and management skills that will be critical to tasting room operations. Her experience in the women's retail industry has provided her with the practical knowledge needed to design and organize the merchandising of tasting room beer related products offered for sale within the tasting room. She has a Bachelor of Science Psychology, Applied Social Psychology Concentration from California Polytechnic State University, San Luis Obispo, CA. She was responsible for establishing the feel and culture of the taproom as it is today. Although she is not actively involved with the business today, she remains an advisory to the team today.

Rockwell I developed a profound appreciation of process oriented areas and have continued to develop and expand my knowledge and experience with these types of facilities. I have complimented my career by successfully completing multiple complex, time constrained and difficult projects by resolving the project into understandable and achievable parts. These difficult projects have included food processing, cleanrooms, explosive and hazardous areas, manufacturing, plating facilities, acoustical enclosures, SCIF's, TEMPEST and DoD secure facilities, etc. Nationally accredited architect, with licenses in California, Arizona, Florida, Alabama, North Carolina, New Jersey, West Virginia, and Pennsylvania. Specialties: Background encompasses over 27 years of diverse experience including master planning, architecture, technology design, and interior architecture and design for aerospace, manufacturing, industrial, distribution, office, telecommunications, pharmaceuticals, electronics, food processing facilities and more. His primary job is Architect at Cushman Wakefield and only works at Eight Bridges when his opinion is needed.

Offering Summary

Company : Eight Bridges Brewing, Inc.

Corporate Address : 332 Earhart Way, Livermore, CA 94551

Offering Minimum : $9,998.55

Offering Maximum : $106,992.90

Minimum Investment Amount (per investor) : $298.35

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 3,921

Maximum Number of Shares Offered : 41,958


Price per Share : $2.55

Pre-Money Valuation : $3,005,226.00


*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Bonus shares

First 48 hours - 15% Bonus shares

Next 4 days - 5% Bonus shares

Perks*

Minimum Tier - Free birthday beer at the taproom

$1,200 - 5% investor discount at the brewery

$3,600 - 10% investor discount at the brewery

$6,000 - 15% discount at brewery and invitation to an annual celebration

$8,400 - 15% discount at the brewery - Invitation to an annual celebration

$12,000 - 15% discount at the brewery, Tour and tasting for 10 at the brewery, Invitation to an annual celebration and one-year membership to can club

$24,000 - 15% discount at the brewery, Tour and tasting for 20 at the brewery, Invitation to an annual celebration, one-year membership to can club

$48,000 - 15% discount at the brewery, 4-hour private party including a tour for up to 40 people, Brewers Shirt with you name embroidered for the investor at this level, Invitation to the annual celebration, one-year membership to can club, Tacker sign, One-year membership to can club

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Eight Bridges Brewing, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.55 / share, you will receive 10 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $255. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you

can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Eight Bridges Brewing, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500





I'm not a robot

reCAPTCHA
Privacy - Terms

Post











Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3532533

A0835446

FILED
Secretary of State
State of California
NOV 13 2019

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
EIGHT BRIDGES BREWING, INC.

The undersigned certify that:

1. They are the President and Secretary, respectively, of Eight Bridges Brewing, Inc., a California corporation (the "**Corporation**").

2. The Articles of Incorporation of the Corporation are hereby amended and restated in full to read as follows:

ARTICLE I

The name of the Corporation is Eight Bridges Brewing, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California (the "**CGCL**") other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The aggregate number of shares the Corporation shall have authority to issue shall be 10,000,000 shares of Common Stock, par value $0.0001 per share ("**Common Stock**"), which shall be comprised of: (a) 9,910,000 shares of Voting Common Stock ("**Voting Common Stock**"), and (b) 90,000 shares of Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

Except as otherwise required by law or these Articles of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting.

Concurrently with the filing of these Articles of Incorporation with the Secretary of State of California, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

ARTICLE IV

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The Corporation is authorized to provide indemnification of agents (as defined in section 317 of the CGCL) for breach of duty to the Corporation and its shareholders

through bylaw provisions or through agreements with the agents, or through shareholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject to the limits on such excess indemnification set forth in Section 204 of the CGCL. Any amendment, repeal or modification of any provision of this Article IV shall not adversely affect any right or protection of an agent of the Corporation existing at the time of such amendment, repeal or modification.

       3.   The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors of this Corporation.

       4.   The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders of this Corporation in accordance with Section 902 of the CGCL. The total number of outstanding shares of this corporation is 1,178,518 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was at least a majority of the outstanding shares of Common Stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: November 06, 2019



George Beardsley, President

Caitlyn Beardsley Secretary

2

I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

NOV 14 2019

Date:

ALEX PADILLA, Secretary of State